TASEKO REPORTS 2013 YEAR END RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

February 19, 2014, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the year ended December 31, 2013.

Fourth Quarter & 2013 Highlights

  Annual 2013 earnings from mining operations (before depletion and amortization)* were $77.0 million and cash flows from operations were $67.6 million. In the fourth quarter, earnings from mining operations (before depletion and amortization)* were $25.0 million and cash flows from operations were $32.8 million.

  Revenues for 2013 were $290.1 million from the sale of 85.4 million pounds of copper and 0.9 million pounds of molybdenum (Taseko’s 75% share).

  Total production at Gibraltar (100%) for 2013 was 121.4 million pounds of copper and 1.5 million pounds of molybdenum. Production increased by 37%, from 51.3 million pounds of copper in the first half of 2013 to 70.1 million pounds in the second half of the year

  The new Gibraltar concentrator was successfully commissioned and ramped up during the year, reaching targeted milling rates in the fourth quarter.

  Expenditures on the New Prosperity and Aley development projects in 2013 totalled $10.3 million.

  Panel hearings for the New Prosperity project concluded on August 23, 2013. The Review Panel’s report was made public on October 31, 2013. The Government of Canada has 120 days from the publication date to decide if it should grant the necessary authorizations for the project to proceed.

  Realized copper prices for 2013 were US$3.27 per pound, in line with the average London Metal Exchange price of US$3.32.

Russell Hallbauer, President and CEO of Taseko, commented, “With the successful ramp up of the new Gibraltar concentrator complete, we can focus on controlling costs and generating the cash flows that the expansion was predicated on. The benefits of the expansion and reaching steady-state production are apparent in our fourth quarter financial results as both earnings from mining operations and cash flows from operations made a significant step change. Our net operating costs of production steadily declined in 2013, decreasing 26% to US$1.70 per pound, from the fourth quarter of 2012 when commissioning was started. We expect the lower operating costs are not only sustainable, but still have room for improvement as recoveries and mill availability increase toward target. With no major Capital expenditures planned for 2014, Gibraltar cash flow is expected to increase significantly.

Operationally, Gibraltar performed well at the higher mill throughput rates in the second half of 2013. Our operations teams are adapting to the changed operating parameters and increasing their understanding of the new, two line facility. The new molybdenum separation facility, which was commissioned in mid-2013, is still in ramp up, but significant strides were made in the fourth quarter. We will continue to fine tune the circuit in order to achieve the 50% recovery target.

Mr. Hallbauer continued, “The federal panel reviewing our New Prosperity Project completed its report in October. The report in most respects agrees with our assessment that there would not be significant adverse effects. The risks are modest and the social and economic benefits are enormous. The local governments and many citizens of the region made this very clear throughout the panel process. The Government of Canada has 120 days from the publication of the panel report to make the decision on whether to move the project back to the British Columbia Government, who will provide oversight in the rigorous provincial permitting process.

Work continues on our Aley Niobium Project, specifically in the areas of metallurgy, engineering and environmental studies. Progress has been slower than expected finalizing the process flow sheet but we plan to upgrade the resources announced in March 2012 to a NI 43-101 compliant reserve in the coming months.”

Mr. Hallbauer concluded, “Our balance sheet remains very strong, ending the year with $83 million of cash. With minimal capital spending requirements ahead and Gibraltar generating positive cash flow, we are looking forward to increasing our cash position in 2014.”

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Revenues	94,916	62,878	32,038	290,056	253,607	36,449
Earnings from mining operations before depletion and amortization*	24,969	14,528	10,441	77,000	81,340	(4,340)
Earnings from mining operations	15,285	7,387	7,898	42,933	60,314	(17,381)
Net earnings (loss)	(9,756)	(5,514)	(4,242)	(34,839)	(9,139)	(25,700)
Per share - basic (“EPS”)	(0.05)	(0.03)	(0.02)	(0.18)	(0.05)	(0.13)
Adjusted net earnings (loss)*	834	(2,680)	3,514	(14,027)	8,700	(22,727)
Per share - basic (“adjusted EPS”) *	(0.00)	(0.01)	0.01	(0.07)	0.05	(0.12)
EBITDA *	11,107	2,230	8,877	20,021	18,502	1,519
Adjusted EBITDA *	16,954	6,009	10,945	39,498	42,290	(2,792)
Cash flows provided by operations	32,791	12,999	19,792	67,587	68,187	(600)

HIGHLIGHTS - CONTINUED

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2013	2012	Change	2013	2012	Change
Tons mined (millions)	21.5	17.9	3.6	89.4	66.2	23.2
Tons milled (millions)	7.6	4.2	3.4	24.5	16.3	8.2
Production (million pounds Cu)	33.5	21.3	12.2	121.4	89.8	31.6
Sales (million pounds Cu)	37.0	23.0	14.0	113.8	89.5	24.3
Operating Data (Gibraltar - 100% basis)		Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Copper concentrate
Production (million pounds Cu)		33.5	36.7	28.1	23.2	21.2
Sales (million pounds Cu)		37.0	26.6	27.8	22.4	23.0
Inventory (million pounds Cu)		10.1	13.6	3.5	3.3	2.5
Per unit data (US$ per pound) *
Operating costs of production*		$1.88	$1.95	$2.09	$2.28	$2.47
By-product credits		(0.18)	(0.04)	(0.15)	(0.21)	(0.17)
Net operating costs of production *		$1.70	$1.91	$1.94	$2.07	$2.30
Off-property costs		0.44	0.30	0.40	0.38	0.42
Total operating costs *		$2.14	$2.21	$2.34	$2.45	$2.72

*Non-GAAP performance measure. See end of news release.

Annual Highlights

  The second line of the Gibraltar concentrator two line facility was completed on time and on budget, and produced first concentrate in March 2013. The new facility has reached design capacity and the focus is now on optimizing copper recovery circuits and improving mechanical availability on both lines;

  Annual copper production at Gibraltar increased to 121.4 million pounds (100% basis) in 2013, a 35% increase over 2012;

  Total sales for 2013 were 113.8 million pounds of contained copper in concentrate (100% basis) 27% higher than 2012. Year-end copper inventories were 10.1 million pounds, which is higher than normal due to poor weather conditions at sea delaying the final 2013 shipment;

  The Gibraltar mining fleet has been expanded to meet the new concentrator’s production capacity resulting in a 35% increase in tonnes mined over 2012;

  Higher copper production and cost efficiency programs at Gibraltar resulted in a significant downward trend in unit production costs during 2013. Total operating costs for 2013 were US$2.27 per pound, a 4% decrease over the US$2.36 per pound for 2012;

HIGHLIGHTS - CONTINUED

  Cash flows from operations were $67.6 million in 2013. This amount was offset by capital expenditures, primarily for the remaining concentrator #2 construction payments and debt service costs of $42.6 million, resulting in a net decrease in cash and equivalents of $52.1 million during the year; and

  Panel hearings for the New Prosperity project concluded on August 23, 2013. The Review Panel’s report was made public on October 31, 2013. The Government of Canada has a maximum of 120 days from the publication date to decide if it should grant the necessary authorizations for the project to proceed.

Fourth Quarter Highlights

  Total sales for the fourth quarter of 2013 were 37.0 million pounds of copper, up 60% over the same quarter last year;

  The trend of declining operating costs per unit continued in the fourth quarter with a total cost per pound produced of US$2.14, compared to US$2.72 in the fourth quarter of 2012;

  Cash flow from operations in the fourth quarter of 2013 was $32.8 million, up 152% from the fourth quarter in 2012; and

  Molybdenum recovery increased to 34.8% in the fourth quarter of 2013 from 17.5% in the third quarter of 2013.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

During 2013 Gibraltar completed the ramp up of concentrator #2, which is now operating at design capacity. The new mill moves Gibraltar from a single line 55,000 ton per day plant to a dual line 85,000 ton per day plant, with a corresponding increase in mine fleet to accommodate this additional capacity. A new molybdenum separation facility was also installed, commissioned and is currently undergoing ramp up.

The 2014 focus for Gibraltar will be to increase mechanical availability, optimize copper recovery circuits and advance cost efficiency programs designed to decrease the production cost per pound of copper.

REVIEW OF OPERATIONS - CONTINUED

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	YE 2013	YE 2012	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Tons mined (millions)	89.4	66.2	21.5	22.6	22.7	22.6	17.9
Tons milled (millions)	24.5	16.3	7.6	6.8	5.8	4.3	4.2
Strip ratio	3.2	3.0	3.9	2.6	3.3	3.3	2.9
Copper concentrate
Grade (%)	0.293	0.314	0.270	0.315	0.281	0.318	0.298
Recovery (%)	84.4	85.6	81.7	85.9	85.8	84.8	84.8
Production (million pounds Cu)	121.4	87.8	33.5	36.7	28.1	23.2	21.2
Sales (million pounds Cu)	113.8	89.5	37.0	26.6	27.8	22.4	23.0
Inventory (million pounds Cu)	10.1	2.5	10.1	13.6	3.5	3.3	2.5
Copper cathode
Production (million pounds)	-	1.9	-	-	-	-	0.2
Sales (million pounds)	-	2.1	-	-	-	-	0.5
Molybdenum concentrate
Grade (%)	0.011	0.011	0.010	0.012	0.011	0.011	0.009
Recovery (%)	27.1	36.0	34.8	17.5	26.4	38.2	31.0
Production (thousand pounds Mo)	1,452	1,317	480	284	333	355	223
Sales (thousand pounds Mo)	1,263	1,325	499	110	317	337	215
Per unit data (US$ per pound) *
Operating costs of production*	$2.03	$2.19	$1.88	$1.95	$2.09	$2.28	$2.47
By-product credits *	(0.14)	(0.23)	(0.18)	(0.04)	(0.15)	(0.21)	(0.17)
Net operating costs of production *	$1.89	$1.96	$1.70	$1.91	$1.94	$2.07	$2.30
Off-property costs	0.38	0.40	0.44	0.30	0.40	0.38	0.42
Total operating costs *, **	$2.27	$2.36	$2.14	$2.21	$2.34	$2.45	$2.72

*Non-GAAP performance measure. See end of news release.

**2012 numbers have been restated to reflect the adoption of a new accounting policy for capitalized stripping costs. See note 27 of our consolidated financial statements.

REVIEW OF OPERATIONS - CONTINUED

Fourth quarter results

In the fourth quarter 2013, Gibraltar mined 21.5 million tons a 20% increase over tons mined in the fourth quarter of 2012 and consistent with the mining rate in the previous quarters of this year. During the quarter, mining operations transitioned into a lower grade portion of the Granite Pit, where the copper grade is approximately 10% lower than the life of mine reserve grade.

Total mill throughput for the fourth quarter was 7.6 million tons, an increase of 82% over tons milled in the fourth quarter 2012. Feed from the stockpile was used to supplement the ore from Granite Pit causing a slight decrease in head grade.

Total copper production for the quarter was 33.5 million pounds, a 58% increase over pounds produced in the fourth quarter of 2012. This significant increase in production was achieved even though recoveries were lower than previous quarters and the combined availability of the two concentrators averaged 86%, below the target of 93.5% .

Molybdenum recoveries were 34.8% for the fourth quarter; much improved over the previous quarter. Molybdenum production for the fourth quarter was 480,000 pounds, an improvement of 69% on the previous quarter and a 115% increase over the fourth quarter of 2012. Commissioning of the new molybdenum plant is ongoing with targeted recoveries at 50%.

A driver of the declining unit cost trend during 2013 is the Company’s continued advancement of cost reduction programs and ongoing optimization of copper recovery circuits. In the fourth quarter of 2013, net operating costs per pound of copper produced were US$1.70, a 11% decrease over the US$1.91 per pound in the third quarter 2013. This decrease was primarily due to increased by-product credits and capitalized stripping, partially offset by lower copper production.

The increase in molybdenum by-product credits was due to the improved performance in the new molybdenum plant. Additionally, the fourth quarter had higher than normal stripping activities, hence capitalized stripping increased yielding a $0.30 per pound produced positive impact on total operating costs.

The impact of increased by-product credits and capitalized stripping was partially offset by a decline in copper production. Production in the fourth quarter was 33.5 million pounds, down 9% from the third quarter primarily due a drop in head grade, which lead to a drop in recovery. The drop in head grade was due to the stockpile feed and ore from the lower grade portion of the Granite pit.

Off-property costs, including transportation, treatment and refining charges, for the fourth quarter of 2013 were $0.44 per pound produced, compared to $0.30 per pound in the previous quarter and $0.42 per pound produced in the fourth quarter of 2012. Off property costs are driven by sales volume and timing of shipments, and as such are subject to fluctuation. The total operating costs, including off-property costs, for the fourth quarter of 2013 were $2.14 per pound produced, comparable to the $2.21 per pound produced in the third quarter of 2013 and down from $2.72 per pound produced in the fourth quarter of 2012.

REVIEW OF OPERATIONS - CONTINUED

Full-year results

In 2013, Gibraltar mined 89.4 million tons of material; a 35% increase over tons mined in 2012. The strip ratio of 3.2 was consistent with the 2012 result.

During 2013 Gibraltar milled 24.5 million tons, a 50% increase over the tons milled in 2012. The ramp up of concentrator #2 to full production was completed and the operational focus shifted to optimizing the performance of both concentrators. These initiatives, which focus on copper recoveries, ore blending and mill availability are intended to achieve further increases to copper production and lower unit operating costs.

Copper production in 2013 was 121.4 million pounds, an increase of 35% compared to the prior year production of 89.8 million pounds. Molybdenum production during 2013 was 1.2 million pounds which was consistent with production in 2012.

Gibraltar’s SX/EW plant remained temporarily idle in 2013 and is expected to restart in the spring of 2014.

In 2013, net operating cash costs per pound of copper produced was US$1.89, a 4% decrease over the US$1.96 averaged during the prior-year. The decrease in net operating cash cost in 2013 was primarily driven by the increased copper production realized through bringing Gibraltar concentrator #2 online. The unit cost of maintenance, labour and consumables increased due to the commissioning of the new concentrator. These higher unit costs associated with the commissioning and ramp up period have started to decline in the second half of 2013.

By-product credits in 2013 were affected by the lower recoveries and the declining molybdenum price. Molybdenum recoveries are increasing as the commissioning of the new plant continues and are now trending towards the 50% target.

Off-property costs, including transportation, treatment and refining charges, for 2013 were $0.38 per pound produced, compared to $0.40 per pound in 2012. Off property costs are driven by sales volume and timing of shipments, and as such are subject to fluctuation. The total operating costs, including off-property costs, for 2013 were $2.27 per pound produced, down from $2.36 per pound produced in 2012.

REVIEW OF PROJECTS

New Prosperity project

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel established for the federal environmental assessment of the project. Following submission of additional information requested by the panel, public hearings were conducted in Williams Lake and surrounding First Nation communities from July 22 to August 23, 2013. The panel subsequently prepared their report and submitted it to the Federal Minister of the Environment on October 31, 2013.

REVIEW OF PROJECTS - CONTINUED

The panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas but found significant adverse environmental effects were likely in relation to three areas; (i) water quality in Fish Lake and Wasp Lake, (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems, and (iii) Tsilhqot’in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On November 29, 2013 the Company commenced a federal judicial review, seeking to set aside certain findings of the panel report. The Company is asking the court for a declaration that certain panel findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness.

The Government of Canada is required to make a decision on the Project by February 28, 2014.

Aley project

The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve. Work is continuing on metallurgical flow sheets, engineering and environmental studies.

Taseko will host a conference call on Thursday, February 20, 2014 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until February 27, 2014 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 53762148.

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing by-product credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is net operating costs of production as well as offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2013	2012	2013	2012
Cost of sales	79,631	55,491	247,123	193,293
Less Depletion and amortization	(9,684)	(7,141)	(34,067)	(21,026)
Net change in inventory	(8,902)	(2,517)	12,540	1,978
Operating costs of production	61,045	45,833	225,596	174,245
Less by-product credits:
Molybdenum	(3,819)	(1,756)	(9,550)	(12,228)
Silver	(946)	(933)	(3,382)	(3,331)
Less offsite costs:
Treatment and refining costs	(6,120)	(3,098)	(17,291)	(12,628)
Transportation costs	(5,512)	(3,516)	(18,029)	(14,006)
Net operating costs of production	44,648	36,530	177,344	132,052
Total copper produced (thousand pounds)	25,136	16,015	91,110	67,348
Total costs per pound produced	1.78	2.28	1.95	1.96
Average exchange rate for the period (CAD/USD)	1.0498	0.9914	1.0301	0.9994
Net operating costs of production (US$ per pound)	1.70	2.30	1.89	1.96
Net operating costs of production	44,648	36,530	177,344	132,052
Add offsite costs:
Treatment and refining costs	6,120	3,098	17,291	12,628
Transportation costs	5,512	3,516	18,029	14,006
Total operating costs	56,280	43,144	212,664	158,686
Total operating costs (US$ per pound)	2.14	2.72	2.27	2.36

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2013	2012	2013	2012
Net earnings (loss)	(9,756)	(5,514)	(34,839)	(9,139)
Unrealized loss (gain) on derivatives	(607)	2,319	(6,159)	24,801
Unrealized foreign exchange (gain) loss	6,449	1,929	12,082	643
Gain on sale of marketable securities	-	(541)	-	(1,418)
Write down in marketable securities	5	-	13,984	-
Unrealized (income) loss on dual currency deposits	-	72	-	(239)
Non-recurring adjustment to interest on royalty obligation	4,918	-	4,918	-
Non-recurring other expenses (income)	-	-	(430)	-
Estimated tax effect of adjustments	(175)	(945)	(3,583)	(5,948)
Adjusted net earnings (loss)	834	(2,680)	(14,027)	8,700
Adjusted EPS	(0.00)	(0.01)	(0.07)	0.05

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended			Year ended
		December 31,		December 31,
($ in thousands, except per share amounts)	2013	2012	2013	2012
Net earnings (loss)	(9,756)	(5,514)	(34,839)	(9,139)
Add:
Depreciation	9,770	7,298	34,508	21,684
Interest expense	11,108	2,205	23,553	12,041
Interest income	(1,134)	(945)	(5,860)	(6,668)
Income tax expense (recovery)	1,119	(814)	2,659	584
EBITDA	11,107	2,230	20,021	18,502
Adjustments:
Unrealized (gain)/loss on derivative instruments	(607)	2,319	(6,159)	24,801
Gain on sale of marketable securities	-	(541)	-	(1,418)
Foreign currency translation losses	6,449	1,929	12,082	643
Unrealized (income) loss on dual currency deposits	-	72	-	(238)
Write down in marketable securities	5	-	13,984	-
Non-recurring other expenses (income)	-	-	(430)	-
Adjusted EBITDA	16,954	6,009	39,498	42,290

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and is meant to provide further information about the financial results to investors.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Earnings from mining operations	15,285	7,387	42,933	60,314
Add:
Depletion and amortization	9,684	7,141	34,067	21,026
Earnings from mining operations before depletion and amortization	24,969	14,528	77,000	81,340

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.